UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

450047204

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

March 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 450047204	Page 2 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 594,411
8. SHARED VOTING POWER 320,594,143
9. SOLE DISPOSITIVE POWER 594,411
10. SHARED DISPOSITIVE POWER 320,594,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,594,143
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.40%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 450047204	Page 3 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 320,594,143
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 320,594,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,594,143
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.40%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 450047204	Page 4 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 320,594,143
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 320,594,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,594,143
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.40%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 5 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 320,594,143
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 320,594,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,594,143
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.40%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 6 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 320,594,143
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 320,594,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,594,143
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.40%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 7 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dolphin Fund PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 320,594,143
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 320,594,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,594,143
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.40%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 8 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 320,594,143
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 320,594,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,594,143
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.40%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 9 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agrology S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 320,594,143
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 320,594,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,594,143
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.40%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 10 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 320,594,143
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 320,594,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,594,143
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.40%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 11 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 320,594,143
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 320,594,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,594,143
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.40%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 12 of 30 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 12 TO SCHEDULE 13D

This Amendment No. 12 Schedule 13D (“Amendment No. 12”) amends and restates Items 2 and 5 and supplements Item 6 of the Schedule 13D filed by IRSA with the SEC (the “Schedule 13D”), as amended and restated from time to time. Capitalized terms used in this Amendment No. 12 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

CUSIP No. 450047204	Page 13 of 30 Pages

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies, except for Agrology S.A.:

(i)	IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)	Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, a stock corporation organized under the laws of the Republic of Argentina (“Cresud”);

(iv)	Agrology S.A., a stock corporation organized under the laws of the Republic of Argentina (“Agrology”);

(v)	Consultores Assets Management S.A., a limited liability company organized under the laws of Argentina (“CAM”);

(vi)	Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(vii)	Consultores Venture Capital Uruguay S.A., a limited liability company organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(viii)	Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment”); and

(ix)	Dolphin Fund PLC, a limited liability company organized under the laws of the Isle of Man (“Dolphin”) (Elsztain, IFIS, IFISA, Cresud, Agrology, CAM, CVC Cayman, CVC Uruguay Agroinvestment and Dolphin being collectively referred to as the “Reporting Persons”).

Elsztain’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; IFIS’ principal offices are located at Washington Mall West, 2nd Floor; 7 Reid Street, Hamilton HM 11, Bermuda; IFISA’s principal offices are located at Zabala 1422 2nd floor, Montevideo, Republic of Uruguay; Cresud’s principal offices are located at Moreno 877, 23rd Floor, (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina; Agrology’s principal offices are located at Moreno 877, 21st floor (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina; CAM’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; CVC Cayman’s principal offices are located at Regatta Office Park, P.O. Box 31106, SMB, Grand Cayman, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo, of the Republic of Uruguay; Agroinvestment’s principal offices are located at Colonia 810, Of. 803, CP 11000, Montevideo, Republic of Uruguay; and Dolphin’s principal offices are located at Chamberlain Fund Services Limited (Manager) Chamberlain Fund Services Ltd. 3rd Floor, 54-62 Athol Street, Douglas, Isle of Man IM1 1JE. Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

CUSIP No. 450047204	Page 14 of 30 Pages

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 5. Interests in Securities of the Issuer

(a)	As of March 20, 2009, the Reporting Persons beneficially owned 320,594,143 common shares of IRSA, representing 55.40% of its outstanding share capital.

The following is a description of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as March 20, 2009:

Shareholder	Number of Shares Currently Owned	% of Currently Outstanding Shares
Reporting Persons	320,594,143	55.40%
Total IRSA Outstanding Shares	578,676,460

(i)	Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, Dolphin, CAM, CVC Uruguay, CVC Cayman and Agroinvestment, except for Agrology a company 97% of Cresud. Elsztain is the beneficial owner of 37.84% of IFIS, including: (a) 16.03% owned indirectly through Agroinvestment, (b) 11.05% owned indirectly through CVC Uruguay, (c) 10.65% owned indirectly through Dolphin and (d) 2.08% owned indirectly through CVC Cayman. Elsztain owns 85.0% of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman.

(ii)	IFIS is the direct owner of 100% of the common shares of IFISA.

(iii)	IFISA directly owns 0.42% of IRSA’s outstanding stock and 33.56% of Cresud’s shares on a fully diluted basis.

(iv)	Cresud directly owns the equivalent of 290,654,653 common shares of IRSA, which amounts to 50.23% of IRSA’s outstanding stock.

(v)	Dolphin Fund directly owns 0.76% of IRSA’s outstanding stock.

(vi)	CVC Cayman serves as the Investment Manager of Dolphin Fund Plc and IFIS and does not own IRSA common shares.

(vii)	CAM directly owns 0.11% of IRSA’s outstanding stock.

(viii)	Agrology directly owns 3.78% of IRSA’s outstanding stock.

(ix)	Agroinvestment does not own IRSA common shares.

CUSIP No. 450047204	Page 15 of 30 Pages

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of March 20, 2009:

Ownership structure as of 20 Mar 2009

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 320,594,143 common shares, representing 55.40% of the issued and outstanding common shares of IRSA, as of March 20, 2009.

(b)	Item 5(a) is incorporated herein by reference.

(c)	Transactions by the Reporting Persons or other persons named in Schedule A, attached hereto, in IRSA common shares that were effected during the transaction period are listed on Annex I.

(d)-(e)	Not applicable.

CUSIP No. 450047204	Page 16 of 30 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6. of the Amendment No. 6, 7 and 8, 9 and 11 previously filed is hereby amended by adding the following agreement.

Securities Loan Agreement. On December 11, IFISA totally cancelled the US$30 million loan with Baldwin Enterprises, Inc. instrumented by a Secured Promissory Note plus accrued interest until the payment date, which amounts to a total of US$ 30,611,200 and, therefore, the related Security Agreement was terminated. As a result, 9,427,826 Cresud’s ADS, 72,995,697 Cresud’s Warrants, and 150,360 IRSA’s GDS were released from the collateral account. Both agreements were dated as of October 24, 2008 and informed in the Amendment No. 11 on October 31, 2008.

Cancellation of Securities Loan Agreements. On December 15, 2008, IFISA totally canceled the securities loan agreements entered with Alejandro Gustavo Elsztain and Dolphin. The terms and conditions of these loans were previously informed in the Amendment No. 9 dated September 19, 2008.

Irrevocable Proxy with Baldwin Enterprises. On February 26, 2009, Eduardo S. Elsztain and Baldwin Enterprises Inc. (“Baldwin”) signed a letter in which Baldwin releases CVC Cayman, in its capacity as investment manager of Dolphin, to relinquish voting rights with respect to any common shares of IFIS, IFISA, IRSA and Cresud owned by Dolphin in favor of the independent directors of Dolphin. Therefore, the Irrevocable Proxy was cancelled.

Cancellation of Securities Loan Agreement. On January 2, 2009, IFISA totally canceled the securities loan agreement entered with Agrology. The terms and conditions of this loan were previously informed in the Amendment No. 7 Dated July 22, 2008.

Other than as set forth above or otherwise described in Amendments No. 6, 7, 8, 9 and 11 previously filed, there are no contracts, arrangements, understandings or relationships with respect to any securities of Cresud to which the Reporting Persons are a party.

CUSIP No. 450047204	Page 17 of 30 Pages

Schedule A

Eduardo S. Elsztain

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

Directors and Executive Officers of IFIS Limited

Directors

1.	Eduardo S. Elsztain

Director

Washington Mall West, 7 Reid Street,

Hamilton HM 11,

Bermuda.

Citizen of Argentina

2.	Saul Zang

Director

Washington Mall West, 7 Reid Street,

Hamilton HM 11,

Bermuda.

Citizen of Argentina

3.	Joseph Steinberg

Director

Washington Mall West, 7 Reid Street,

Hamilton HM 11,

Bermuda.

Citizen of the United States

4.	Mariana Renata Carmona de Elsztain

Director

Washington Mall West, 7 Reid Street,

Hamilton HM 11,

Bermuda.

Citizen of Argentina

5.	Alejandro Gustavo Elsztain

Director

Washington Mall West, 7 Reid Street,

Hamilton HM 11,

Bermuda.

Citizen of Argentina

CUSIP No. 450047204	Page 18 of 30 Pages

Directors of Consultores Venture Capital Uruguay

Directors

1.	Eduardo S. Elsztain (Chairman)

Director

Ruta 8K 17.500 Edificio@3 Local 003,

CP 91609 Montevideo

Republic of Uruguay

Citizen of Argentina

2.	Eduardo Simon Bartfeld

Director

Ruta 8K 17.500 Edificio@3 Local 003,

CP 91609 Montevideo

Citizen of Uruguay

3.	Olga Stirling

Director

Ruta 8K 17.500 Edificio@3 Local 003,

CP 91609 Montevideo

Citizen of Uruguay

Directors of Consultores Assets Management S.A.

Directors

1.	Eduardo S. Elsztain (Chairman)

Director

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Saul Zang

Director

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Oscar Bergotto

Director

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 19 of 30 Pages

Directors of Consultores Venture Capital Limited

Directors

1.	Eduardo S. Elsztain (Chairman)

Director

Regatta Office Park,

P.O. Box 31106, SMB,

Grand Cayman, Cayman

Citizen of Argentina

2.	Saul Zang

Director

Regatta Office Park,

P.O. Box 31106, SMB,

Grand Cayman, Cayman

Citizen of Argentina

3.	Clarisa Lifsic

Director

Regatta Office Park,

P.O. Box 31106, SMB,

Grand Cayman, Cayman

Citizen of Argentina

Directors of Dolphin Fund PLC

Directors

1.	Eduardo Sergio Elsztain (Chairman)

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of Argentina

2.	Gary Gladstein

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of USA

3.	Clarisa Lifsic

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of Argentina

4.	Elizabeth Tansell

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of Isle of Man

CUSIP No. 450047204	Page 20 of 30 Pages

5.	Saul Zang

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of Argentina

6.	Mario Blejer

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain

Chairman of the Board

Zabala 1422, 2nd floor

(11500) Montevideo

Republic of Uruguay

Citizen of Argentina

2.	Saúl Zang

Director

Zabala 1422, 2nd floor

(11500) Montevideo

Citizen of Argentina

3.	Eduardo Simon Bartfeld

Director

Zabala 1422, 2nd floor

(11500) Montevideo

Citizen of Uruguay

4.	Olga Stirling

Director

Zabala 1422, 2nd floor

(11500) Montevideo

Citizen of Uruguay

CUSIP No. 450047204	Page 21 of 30 Pages

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain

Chairman of the Board

Colonia 810, Of. 803

(11000) Montevideo

Republic of Uruguay

Citizen of Argentina

2.	Mariana Renata Carmona de Elsztain

Director

Colonia 810, Of. 803

(11000) Montevideo

Republic of Uruguay

Citizen of Argentina

3.	Eduardo Simon Bartfeld

Director

Colonia 810, Of. 803

(11000) Montevideo

Citizen of Uruguay

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Saúl Zang

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Alejandro Gustavo Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 22 of 30 Pages

4.	Clarisa Diana Lifsic

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

5.	Gabriel Adolfo Reznik

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

6.	Jorge Oscar Fernández

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

7.	Pedro Damaso Labaqui Palácio

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

8.	Fernando Adrián Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

9.	David Alberto Perednik

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

10.	Daniel E. Melicovsky

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

11.	Alejandro Casaretto

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 23 of 30 Pages

12.	Salvador Darío Bergel

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

13.	Juan Carlos Quintana Terán

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

14.	Gastón Armando Lernoud

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

15.	Enrique Antonini

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

16.	Eduardo Kalpakian

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain

Chief Executive Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Gabriel Blasi

Chief Financial Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 24 of 30 Pages

3.	Alejandro Bartolomé

Chief Executive Officer of the Argentine Operation

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	David A. Perednik

Chief Administrative Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

5.	Alejandro Casaretto

Regional Manager of Agricultural Real Estate

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

6.	Carlos Blousson

Chief Executive Officer of the International Operation (Paraguay, Bolivia and Uruguay)

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

Agrology S.A.

1.	Alejandro G. Elsztain

Chairman of the Board

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Saul Zang

Director

Moreno 877, 2st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Gastón A. Lernoud

Director

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 25 of 30 Pages

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Saul Zang

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Alejandro Gustavo Elsztain

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	Oscar P Bergotto

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

5.	Fernando Adrián Elsztain

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

6.	Carlos Ricardo Estevez

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

7.	Cedric D. Bridger

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 26 of 30 Pages

8.	Marcos Moisés Fishman

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

9.	Fernando Rubín

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

10.	Gary S. Gladstein

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of USA

11.	Mauricio Wior

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

12.	Mario Blejer

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

13.	Ricardo Liberman

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

14.	Gabriel A. Reznik

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

15.	Salvador D. Bergel

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 27 of 30 Pages

16.	Juan C. Quintana Terán

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

17.	Emilio Cárdenas

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

18.	Enrique Antonini

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

19.	Daniel R. Elsztain

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

Senior Management

1.	Eduardo Sergio Elsztain

Chief Executive Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Gabriel Blasi

Chief Financial Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	David Alberto Perednik

Chief Administrative Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 28 of 30 Pages

4.	Jorge Cruces

Chief Real Estate Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

5.	Daniel R. Elsztain

Chief Real Estate Business Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 29 of 30 Pages

Transactions by the Reporting Persons or persons named in Schedule A in Shares that were effected during the the last 60 days

Annex 1

Eduardo Elsztain’s transactions in IRSA Shares

Tran Type	Trade Date	Quantity (Shares)	Price per Share	Place
Buy	02/20/2009	800	$1.12	Buenos Aires Stock Exchange
Sell	03/10/2009	800	$1.20	Buenos Aires Stock Exchange

CUSIP No. 450047204	Page 30 of 30 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: April 17, 2009

Eduardo S. Elsztain		Consultores Assets Management S.A.

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Venture Capital Limited

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Inversiones Financieras del Sur S.A.		Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

		By:	/s/ Saúl Zang
		Name:	Saúl Zang
		Title:	Attorney at Law

Dolphin Fund PLC		Agrology S.A.

By:	/s/ Eduardo S. Elsztain	By:	/s/ Alejandro G. Elsztain
Name:	Eduardo S. Elsztain	Name:	Alejandro G. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Consultores Venture Capital Uruguay		Agroinvestment S.A.

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board